Bontan Corporation Inc.

Consolidated Financial Statements

For the Six Months Ended September 30, 2006 and 2005

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated November 14, 2006)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the six months ended September 30, 2006 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the six months ended September 30, 2006 and the shareholders’ equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

November 14, 2006

Bontan Corporation Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 14, 2006)

	Note	September 30, 2006 (Unaudited)	March 31, 2006 (Audited)
Assets
Current
Cash		$2,441,100	$3,262,842
Short term investments	3	3,434,626	1,777,921
Deferred stock based compensation	4	122,168	314,208
Prepaid and other receivables		64,267	95,801
		$6,062,161	$5,450,772
Liabilities
Current
Accounts payable and accrued liabilities		$47,925	$161,517
Advances from shareholders, non-interest bearing		3,322	3,471
		51,247	164,988
Shareholders' Equity
Capital stock	5	27,360,367	30,585,691
Warrants	6	6,961,152	2,540,608
Contributed surplus		4,069,549	4,069,549
Deficit		(32,380,154)	(31,910,064)
		6,010,914	5,285,784
		$6,062,161	$5,450,772

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                           (signed)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2006)

	Note	Three months ended	Six months ended	Three months ended	Six months ended
		September 30, 2006		September 30, 2005
Income
	Gain on sale of interest in oil property	-	-	1,910,005	1,910,005
	Realised gain on short term investments	62,325	33,429	3,937	3,937
	Interest	27,106	53,459	295	2,484

		89,431	86,888	1,914,237	1,916,426
Expenses
	Interest in gas property written off	4,081	4,081	4,263,255	4,263,255
Stock based compensation	4	88,563	214,446	379,883	1,640,512
	Translation exchange loss	(20,262)	151,028	191,637	206,908
	Travel, promotion and consulting	38,374	68,360	133,410	166,090
	Shareholders information	43,671	79,981	67,649	106,539
	Professional fees	5,451	8,370	34,515	35,719
	Communication	1,659	4,328	10,226	13,163
	Office and general	6,145	8,201	5,498	11,761
	Transfer agents fees	1,324	2,845	3,806	5,405
	Rent	1,480	2,966	1,445	2,890
	Bank charges and interest	10,384	12,372	818	2,887
	Unrealised loss on short term investments	-	-	(30,306)	-
		180,870	556,978	5,061,836	6,455,129
	Net loss for period	(91,439)	(470,090)	(3,147,599)	(4,538,703)

Net Loss per share - Basic and diluted	7	(0.00)	$(0.02)	$(0.21)	$(0.32)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2006)

	Three months ended	Six months ended	Three months ended	Six months ended
	September 30, 2006		September 30, 2005
Cash flows from operating activities
Net loss for period	$(91,439)	$ (470,090)	$ (3,147,599)	$ (4,538,703)
Interest in gas property written off	4,081	4,081	4,263,255	4,263,255
Unrealised loss on investments	-	-	(30,306)	-
Gain on sale of interest in oil properties	-	-	(1,910,005)	(1,910,005)
Stock based compensation	88,563	214,446	439,136	1,699,765
Net change in working capital components
Prepaid and other receivable	32,402	31,535	381,280	(112,946)
Accounts payable and accrued liabilities	4,795	(113,592)	(36,268)	(76,431)
	38,402	(333,620)	(40,507)	(675,065)
Investing activities
Short term Investments	(600,069)	(1,656,705)	(579,837)	(617,864)
Disposal of(investment in) interest in	-	-	4,229,432	4,057,325
oil properties net of direct costs
Interest in gas properties	(4,081)	(4,081)	(4,046,687)	(4,046,687)
	(604,150)	(1,660,786)	(397,092)	(607,226)
Financing activities
Net advances from shareholders	8	(149)	(185)	2,066
Common shares issued	-	1,172,813	1,551,147	2,103,967
	8	1,172,664	1,550,962	2,106,033
Increase (decrease) in cash during period	(565,740)	(821,742)	1,113,363	823,742
Cash at beginning of period	3,006,840	3,262,842	570,709	860,330
Cash at end of period	$2,441,100	$ 2,441,100	$ 1,684,072	$ 1,684,072

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated November 14, 2006)

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2005	12,975,539	28,280,890	-	3,795,078	(27,125,131)	4,950,837
Options excercised	500,000	284,367		-	-	284,367
Value of options excercised transferred		381,308		(381,308)		-
Issued under 2003 Consultant stock	196,212	238,390		-	-	238,390
compensation plan
Issued under 2005 Consultant stock compensation plan	1,000,000	327,827		-	-	327,827
Restricted shares issued in settlement of fees	23,500	32,027		-	-	32,027
Warrants exercised	2,162,452	2,256,738		-	-	2,256,738
Issued under private placement	3,900,000	1,139,146		-	-	1,139,146
Existing warrants revalued	-	(254,120)	254,120	-	-	-
Warrants issued under private placement	-	(2,286,488)	2,286,488			-
Subscribed and paid for under private placement but issued subsequent to the balance sheet date	2,000,000	583,550				583,550
Finder fee		(397,944)				(397,944)
Options granted				655,779		655,779
Net loss	-	-		-	(4,784,933)	(4,784,933)
Balance March 31, 2005	22,757,703	30,585,691	2,540,608	4,069,549	(31,910,064)	5,285,784
Issued under 2003 Consultant stock compensation plan	20,000	14,832				14,832
Issued under private placement	4,500,000	1,303,126				1,303,126
Warrants issued under private placement		(3,810,814)	3,810,814			-
Finder fee		(740,043)	609,730			(130,313)
Net loss for period					(378,651)	(378,651)
Balance June 30, 2006	27,277,703	27,352,792	6,961,152	4,069,549	(32,288,715)	6,094,778
Issued under 2003 Consultant stock compensation plan	22,500	7,575				7,575
Net loss for period					(91,439)	(91,439)

Balance September 30, 2006	27,300,203	$27,360,367	$6,961,152	$4,069,549	$(32,380,154)	$6,010,914

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

1.    NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

2.    ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2006 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2006, and the summary of significant accounting policies included therein.

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities.  The quoted market value of the securities on hand as at September 30, 2006 was $ 3,902,481 resulting in an unrealised gain of $ 468,391, which has not been accounted for according to the stated accounting policy.

  Included in the short-term investments as at September 30, 2006 are:

a)

50,000 preference shares held in a private corporation for a cost of US$50,000. The market value of these shares as at September 30, 2006 was not available and was therefore considered to be nil.

b)

500,000 Class A shares held in a private corporation for a cost of US$50,000. The market value of these shares as at September 30, 2006 was not available and was therefore considered to be nil.

The quoted market value of the securities on hand as at September 30, 2005 was $ 734,716 resulting in an unrealised gain of $45,284, which was not accounted for according to the stated accounting policy.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

4.    DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Stock compensation and Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2006	Deferred during six months to September 30, 2006	Expensed during six months to September 30, 2006	Balance at September 30, 2006
Options	$-	$-	$-	$-
Stocks	314,208	22,406	(214,446)	122,168
	$314,208	$22,406	$(214,446)	$122,168

	Balance at April 1, 2005	Deferred during six months to September 30, 2005	Expensed during six months to September 30, 2005	Balance at September 30, 2005
Options	$1,145,152	$-	$(1,137,998)	$7,154
Stocks	587,777	204,601	(502,514)	289,864
	$1,732,929	$204,601	$(1,640,512)	$297,018

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

5.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(ii)

Issued

		September 30, 2006		March 31, 2006
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of year		22,757,703	$30,585,691	12,975,539	$28,280,890
Issued under a private placement	(i)	4,500,000	1,303,126	3,900,000	1,139,146
Subscribed under private placement			-	2,000,000	583,550
Warrants issued	Note 6	-	(3,810,814)	-	(2,540,608)
Expenses relating to private placement	(ii)	-	(740,043)	-	(397,944)
Restricted shares issued in settlement of fee				23,500	32,027
Warrants exercised				2,162,452	2,256,738
Issued under 2003 Consultant Stock Compensation Plan	(iii)	42,500	22,407	196,212	238,390
Issued under 2005 Consultant Stock Compensation Plan		-	-	1,000,000	327,827
Options exercised		-	-	500,000	665,675
		27,300,203	$27,360,367	22,757,703	$30,585,691

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14 2006)

5.

CAPITAL STOCK (b) – Continued…….

(i)

On February 24, 2006, the Company reached an agreement with certain accredited investors for a private placement of 10.4 million Units at US$0.25 per Unit for gross proceeds of US$2.6 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.  The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on April 16, 2006. The number of Units subscribed under the private placement between April 1, 2006 and the closing date was 4.5 million resulting in issuance of equal number of common shares.

Refer to Note 6 regarding the details of the warrants issued and their valuation

(ii) Expenses relating to private placement relate to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds. Finder fee includes cash fee of $130,313 at 10% of the private placement proceeds of $1,303,126 received during the period and 1,040,000 warrants at 10% of the total number of Units at 10.4 million issued under the private placement. The warrants were issued on the closing date.  Each warrant can be exercised to acquire one common share of the company at an exercise price of US$0.35 within 24 months of the date of its issuance. The warrants were valued at $609,730 as explained in Note 6.

(iii)  42,500 shares were issued under 2003 Consultant Stock Compensation Plan to Jeffrey Robinson; brother of Mr. Terence Robinson, the key consultant. The shares were issued for various services provided under consulting contract and valued at the fair market value of shares on the date of issue. The Consulting contract with Mr. Jeffrey Robinson expired on July 30, 2006 and has not been renewed.

6.   WARRANTS

		September 30, 2006		March 31, 2006
		(Unaudited)		(Audited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of period		5,667,410	2,540,608	8,879,571
Issued during period	i	6,500,000	3,810,814	3,900,000	2,286,488
issued in settlement of finders fee	ii	1,040,000	609,730
Issued previously being revalued			-		254,120
Execrcised during year		-		(2,162,452)
Expired during year		-		(4,949,709)
Issued and outstanding at end of year		13,207,410	$6,961,152	5,667,410	$2,540,608

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

6.   WARRANTS - Continued

i.

 The company issued 6.5 million warrants under a 2006 private placement. 2 million warrants relating to Units subscribed and paid for prior to March 31, 2006 and the balance 4.5 million relating to Units subscribed during the current period as explained in Note 5(b) (i). These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue. As at September 30, 2006, none of the warrants were exercised or expired.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate

5%

Expected dividend

nil

Expected volatility

130%

Expected life

730 days

Market price

US$0.67

The amount of $3,810,814 has been accounted for as a reduction of the value of the shares issued.

ii.

 On April 16, 2006, the Company issued 1,040,000 warrants to Current Capital Corp., a related party as part of the finder’s fee in connection with a private placement as explained in Note 5(b) ii. The warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the assumptions detailed in 6.i. above. The amount of $609,730 has been accounted for as a finder’s fee.

The shares issuable upon exercise of these warrants would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements

7.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 27,292,703 shares for the three months ended September 30, 2006 and 27,281,870 for the six months ended September 30, 2006 (14,867,109 for three months ended September 30, 2005 and 13,218,228 for six months ended September 30, 2005 ).

The Company had approximately 13.2 million warrants and 4.8 million options, which were not exercised as at September 30, 2006. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

8.  COMMITMENTS AND CONTINGENT LIABILITIES

a)

The Company entered into media relations and investor relations contracts with Current

Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief

Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to

March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year.  Fee for the calendar year ending

December 31, 2006 was settled by issuance of 288,000 common shares under 2005

Consultant stock compensation plan.  Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause.  The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

c)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief

Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009.  The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson resigned as Chief Executive Officer effective

May 17, 2004 but continued as Consultant under the same terms and conditions.

Fee for the year ending December 31, 2006 was settled by issuance of 480,000 common shares under 2005 Consultant stock compensation plan.

d)

On August 15, 2005 the Company renewed consulting contract with Mr. John Robinson who is the brother of Mr. Terence Robinson, the former Chief Executive Officer and currently a key consultant with the Company.  Mr. Robinson is sole owner and President of Current Capital Corp., a firm with which the Company has a media relations contract.

(See 8(a)).  The contract was retroactive to July 1, 2005 for a one-year term, not subject to automatic renewal.  The consulting fee was agreed to be 120,000 common shares under 2003 Consultant stock compensation plan.  107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan.

Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate in from time to time.  On January 18, 2006, the Board extended Mr. Robinson’s contract for another year to June 30, 2007 and issued

179,048 common shares under 2005 Consultant stock compensation plan.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount.  Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.  The amounts are for the six months ended September 30, 2006 with comparatives for the same period in fiscal 2005:

(i)

Included in shareholders information expense is $67,200 (2005 - $93,878) to Current Capital Corp.

(CCC) for media relations services.  CCC is a shareholder corporation.  Its sole Director and shareholder, Mr. John robinson, provides consulting services to the Company and a director of the company provides accounting services as a consultant.

(ii)

CCC charged $2,966 for rent, telephone, consultants’ fees and other office expenses (2005 –

$4,359).

(iii)

Finders fee of $740,043 (2005 - $202,178 in connection with warrants exercised) was payable to

CCC in connection with the private placement.  The fee included a cash fee of $130,313 at the rate of 10% of the proceeds from the private placement plus 1,040,000 warrants valued at $609,730 using a Black-Scholes option price model, at 10% of the number of Units subscribed and paid for.

(iv)

Included in professional and consulting fees are fees of $49,036 (2005 - $3,057) paid to directors of the Company in the form of shares under Plans and $71,760 (2005 - $nil) paid to a former director who is now a key consultant for consulting services in the form of shares under

Plans.

(v)

Business expenses of $5,256 (2005 - $10,547) were reimbursed to a director of the corporation and

$51,602 (2005 - $53,592) to a former director who now provides consulting services to the

Company.

(vi)

Payable includes $5,560 (2005 - $10,335) due to CCC, $15,451 (2005 - $nil) due to a former director and now a key consultant and $1,292 (2005 - $2,139) due to a director.

(vii)

Prepaid and other receivable includes an advance of $25,000 to CEO granted on December 6,

2005.  The advance is repayable within six months and carries interest at 5.5% per annum.  The repayment date was extended on June 6, 2006 to December 6, 2006.  Interest accrued of $1,122 up to September 30, 2006 (2005 - $nil) is included under prepaid and other receivable.

10.

SEGMENTED INFORMATION

As at September 30, 2006 and 2005, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2006.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

10.

SEGMENTED INFORMATION - continued

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	September30, 2006	March 31, 2006

Canada	$6,062,161	$5,432,531
USA	-	18,241

	$6,062,161	$5,450,772

11.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

	September 30, 2006			March 31, 2006
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$6,062,161	579,921	$6,642,082	$5,450,772	746928	$6,197,700
Total assets	$6,062,161	$579,921	$6,642,082	$5,450,772	$746,928	$6,197,700

Current Liabilities	51,247		51,247	164,988		164,988
Capital stock	27,360,367		27,360,367	30,585,691		30,585,691
Warrants	6,961,152		6,961,152	2,540,608		2,540,608
Accumulated other comprehensive income		993,524	993,524		564,631	564,631
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,380,154)	(413,603)	(32,793,757)	(31,910,064)	182,297	(31,727,767)
Liabilities and shareholders' equity	$6,062,161	$579,921	$6,642,082	$5,450,772	$746,928	$6,197,700

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Six months ended September 30	2006	2005

Net Loss for period, Canadian GAAP	(470,090)	(4,538,703)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	151,028	206,908
Loss for year US GAAP	(319,062)	(4,331,795)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(151,028)	(206,908)
Unrealised gain on short term investments (i)	579,921	45,284
Comprehensive net Income (loss) for period, US GAAP	109,831	(4,493,419)

Basic and diluted loss per share, US GAAP	(0.01)	(0.31)

There was no impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2006 and 2005

(Unaudited –see Notice to Reader dated November 14, 2006)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

i.

  Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

ii.       New accounting pronouncements

The following were new accounting developments in the US standards that would affect the results of operations or financial position of the Company in addition to those detailed in the audited consolidated financial statements for the year ended March 31, 2006.

In September 2006, FASB issued Standard 157 ‘Fair Value Measurements’. FAS 157 provides enhanced guidance for using fair values to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS157 does not expand the use of fair values in any new circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

In September 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).  This Statement applies to employers that sponsor single-employer defined benefit pension and other postretirement plans

The requirement to recognize the funded status of a benefit plan and the disclosure requirements for entities with publicly traded equity securities are effective as of the end of the fiscal year ending after December 15, 2006

The Company currently does not have any defined benefit plan or any other post retirement plans. The Company will therefore determine the effect of future implementation of these new FAS, if and when it introduces any post retirement plans.